Exhibit 99.1

SECOND SUPPLEMENTAL INDENTURE

between

TRANSALTA CORPORATION

and

THE BANK OF NEW YORK MELLON,

as Trustee

Dated as of

DECEMBER 22, 2025

ANNEX A – Form of Global Security

i

TRANSALTA CORPORATION

SECOND SUPPLEMENTAL INDENTURE

THIS SECOND SUPPLEMENTAL INDENTURE (this “Second Supplemental Indenture”), dated as of December 22, 2025, between TransAlta Corporation, a company organized under the laws of Canada (the “Company”), and The Bank of New York Mellon, a New York banking corporation, as trustee (the “Trustee”).

WITNESSETH

WHEREAS, the Company has heretofore executed and delivered to the Trustee an Indenture, dated as of June 25, 2002 (the “Indenture”), providing for the issuance from time to time of its unsecured debentures, notes or other evidences of indebtedness, which may be convertible into or exchangeable for any securities of any Person including the Company to be issued in one or more series as in the Indenture provided;

WHEREAS, Section 9.1(7) of the Indenture provides that the Company and the Trustee may from time to time enter into one or more indentures supplemental thereto to establish the form and terms of Securities of a new series;

WHEREAS, Sections 9.1(2) and 9.1(3) of the Indenture permit the execution of supplemental indentures without the consent of any Holders to add to the covenants of the Company for the benefit of, and to add any additional Events of Default with respect to, all or any series of Securities;

WHEREAS, Section 2.1 of the Indenture provides that the Company and the Trustee may enter into supplemental indentures to establish the terms and provisions of a series of Securities issued pursuant to the Indenture;

WHEREAS, the Company has heretofore executed and delivered to the Trustee a First Supplemental Indenture, dated November 17, 2022, providing for the issue of US$400,000,000 aggregate principal amount of 7.750% Green Senior Notes due 2029 under the Indenture and establishing the terms, provisions and conditions thereof;

WHEREAS, pursuant to the Indenture, the Company desires to issue US$400,000,000 aggregate principal amount of 5.875% Senior Notes due 2034 (the “New Securities” and, together with all the Additional Securities (as defined herein), if any, hereinafter referred to, the “Securities”), a new series of Security;

WHEREAS, the Company, pursuant to the foregoing authority, proposes in and by this Second Supplemental Indenture to supplement and amend in certain respects the Indenture insofar as it will apply only to the Securities (and not to any other series); and

WHEREAS, all things necessary have been done to make the Securities, when executed and duly issued by the Company and authenticated and delivered by the Trustee as provided in the Indenture, the valid and legally binding obligations of the Company, and to make this Second Supplemental Indenture a valid and legally binding agreement of the Company, in accordance with their and its terms.

NOW THEREFORE:

In consideration of the purchase and acceptance of the Securities by the Holders and for the premises provided for herein, the Company and the Trustee mutually covenant and agree for the equal and proportionate benefit of all Holders of the Securities as follows:

ARTICLE 1

THE SECURITIES

Section 1.01. Designation of Securities; Establishment of Form. There shall be a series of Securities designated “5.875% Senior Notes due 2034” of the Company, and the form thereof shall be substantially as set forth in Annex A hereto, which is incorporated into and shall be deemed a part of this Second Supplemental Indenture, with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by the Indenture, and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with the rules of any securities exchange or as may, consistently herewith, be determined by the officers of the Company executing such Securities, as evidenced by their execution of the Securities. The Trustee may authenticate the Securities by manual, electronic or facsimile signature of a Responsible Officer.

(a) Global Securities. All of the Securities shall be issued initially in the form of one or more notes in registered, global form without interest coupons (collectively, the “Global Securities”). The Global Securities shall be deposited on behalf of the purchasers of the Securities represented thereby with the Trustee, at its Corporate Trust Office, as Securities Custodian for the depositary, The Depository Trust Company (the “DTC”) (such depositary, or any successor thereto, being hereinafter referred to as the “Depositary”), and registered in the name of its nominee, Cede & Co., in each case for credit to an account of a direct or indirect participant in the DTC (including, if applicable, Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme), duly executed by the Company and authenticated by the Trustee as hereinafter provided. The aggregate principal amount of a Global Security may from time to time be increased or decreased by adjustments made on the records of the Securities Custodian as hereinafter provided, subject in each case to compliance with the Applicable Procedures.

Each Global Security shall represent such of the Outstanding Securities as shall be specified therein and each shall provide that it shall represent the aggregate principal amount of Outstanding Securities from time to time endorsed thereon and that the aggregate principal amount of Outstanding Securities represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges or redemptions of such Securities. Any endorsement of a Global Security to reflect the amount of any increase or decrease in the principal amount of Outstanding Securities represented thereby shall be made by the Securities Custodian in accordance with the standing instructions and procedures existing between the Depositary and the Securities Custodian.

Neither any members of, or participants in, the Depositary (“Agent Members”) nor any other Persons on whose behalf Agent Members may act shall have rights under this Second Supplemental Indenture with respect to any Global Security held in the name of the Depositary or any nominee thereof, or under the Global Security, and the Depositary (including, for this purpose, its nominee) may be treated by the Company, the Trustee and any agent of the Company or the Trustee as the absolute owner and Holder of such Global Security for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall (A) prevent the Company, the Trustee or any agent of the Company or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depositary or (B) impair, as between the Depositary, its Agent Members and any other Person on whose behalf an Agent Member may act, the operation of customary practices governing the exercise of the rights of a Holder of any Securities.

(b) Certificated Securities. Certificated Securities shall be issued only under the limited circumstances provided in Section 1.02(a) hereof.

(c) Paying Agent. The Company shall maintain an office or agency where Securities may be presented for payment (“Paying Agent”). The Company shall enter into an appropriate agency agreement with any Paying Agent (if the Paying Agent is other than the Trustee). Any such agreement shall implement the provisions of this Second Supplemental Indenture that relate to such agent. The Company shall notify the Trustee of the name and address of any such agent. If the Company fails to maintain a Paying Agent, the Trustee shall act as such and shall be entitled to appropriate compensation therefor pursuant to Section 6.6 of the Indenture. The Company or any Subsidiary or an Affiliate of either of them may act as Paying Agent. The Company initially appoints the Trustee as Paying Agent in connection with the Securities.

(d) Additional Securities. Subject to the terms and conditions contained herein, the Company may issue additional Securities (the “Additional Securities”) having the same ranking and the same interest rate, maturity and other terms as the New Securities (except for the Issue Date, offering price, interest accrued to the Issue Date and in some cases, first Interest Payment Date), without the consent of the Holders of the Securities then Outstanding, provided that if such Additional Securities are not fungible with the New Securities for U.S. federal income tax purposes, such Additional Securities will have a separate CUSIP, ISIN or Common Code, as applicable. The aggregate principal amount of the Additional Securities, if any, shall be unlimited. The New Securities and the Additional Securities, if any, shall constitute one series for all purposes under this Second Supplemental Indenture (and as such will vote together on matters under the Indenture). Any Additional Securities may be issued by or pursuant to a Board Resolution or a supplement to the Indenture. Notwithstanding the foregoing, no Additional Securities may be issued if an Event of Default shall have occurred and be continuing with respect to the Securities.

Section 1.02. Transfer and Exchange.

(a) Transfer and Exchange of Global Securities.

(1) Certificated Securities. Certificated Securities shall be issued in exchange for interests in the Global Securities only if (i) the Depositary notifies the Company that it is unwilling or unable to continue as depositary for the Global Securities or if it at any time ceases to be a “clearing agency” registered under the Exchange Act if so required by applicable law or regulation and a successor depositary is not appointed by the Company within 90 days or (ii) the Company at any time and in its sole discretion determines not to have the Securities represented by a Global Security. In each case, the Company shall execute, and the Trustee shall, upon receipt of a Company Order (which the Company agrees to deliver promptly), authenticate and deliver Certificated Securities in an aggregate principal amount equal to the principal amount of such Global Securities in exchange therefor. Certificated Securities issued in exchange for beneficial interests in Global Securities shall be registered in such names and shall be in such authorized denominations as the Depositary, pursuant to instructions from its direct or indirect participants or otherwise, shall instruct the Trustee, provided that such Certificated Securities shall be in denominations of US$2,000 of principal amount and integral multiple of US$1,000 in excess thereof unless the Company instructs otherwise. The Trustee shall deliver or cause to be delivered such Certificated Securities to the Persons in whose names such Securities are so registered. Such exchange shall be effected in accordance with the Applicable Procedures. Nothing herein shall require the Trustee to communicate directly with beneficial owners, and the Trustee shall in connection with any transfers hereunder be entitled to rely on instructions received through the registered Holder.

In the event that Certificated Securities are issued in exchange for beneficial interests in Global Securities in accordance with the foregoing paragraph and, thereafter, the events or conditions specified in this Section 1.02(a)(1) which required such exchange shall have ceased to exist, the Company shall mail or electronically deliver notice to the Trustee and to the Holders stating that Holders may exchange Certificated Securities for interests in Global Securities by complying with the procedures set forth in this Indenture and briefly describing such procedures and the events or circumstances requiring that such notice be given.

(2) Notwithstanding any other provisions of this Indenture, a Global Security may not be transferred, except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary. Nothing in this Section 1.02(a)(2) shall prohibit or render ineffective any transfer of a beneficial interest in a Global Security effected in accordance with the other provisions of this Section 1.02.

(b) Restrictions on Transfer of a Beneficial Interest in a Global Security for a Certificated Security. A beneficial interest in a Global Security may not be exchanged for a Certified Security except under the limited circumstances provided in Section 1.02(a) hereof and upon satisfaction of the requirements set forth below. Upon receipt by the Trustee of a request from the Depositary or its nominee on behalf of a Person having a beneficial interest in a Global Security to register the transfer of all or a portion of such beneficial interest in accordance with Applicable Procedures for a Certificated Security, together with:

(1) written instructions to the Trustee to make, or direct the Security Registrar to make, an adjustment on its books and records with respect to such Global Security to reflect a decrease in the aggregate principal amount of the Securities represented by the Global Security, such instructions to contain information regarding the Depositary account to be credited with such decrease; and

(2) a customary opinion of counsel, certificates and other information reasonably acceptable to them,

then the Trustee shall cause, or direct the Security Registrar to cause, in accordance with the standing instructions and procedures existing between the Depository and the Security Registrar, the aggregate principal amount of Securities represented by the Global Security to be decreased by the aggregate principal amount of the Certificated Security to be issued, shall authenticate and deliver such Certificated Security and shall debit or cause to be debited to the account of the Person specified in such instructions a beneficial interest in the Global Security equal to the principal amount of the Certificated Security so issued.

(c) Transfer and Exchange of Certificated Securities. When Certificated Securities are presented by a Holder to a Security Registrar with a request:

(1) to register the transfer of the Certificated Securities to a Person who will take delivery thereof in the form of Certificated Securities only; or

(2) to exchange such Certificated Securities for an equal principal amount of Certificated Securities of other authorized denominations;

such Security Registrar shall register the transfer or make the exchange as requested; provided, however, that the Certificated Securities presented or surrendered for register of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer in accordance with the eleventh paragraph of Section 3.5 of the Indenture.

(d) Transfers of Certificated Securities for Beneficial Interest in Global Securities. If Certificated Securities are presented by a Holder to a Security Registrar with a request:

(1) to register the transfer of such Certificated Securities to a Person who will take delivery thereof in the form of a beneficial interest in a Global Security; or

(2) to exchange such Certificated Securities for an equal principal amount of beneficial interests in a Global Security, which beneficial interests will be owned by the Holder transferring such Certificated Securities;

the Security Registrar shall register the transfer or make the exchange as requested by canceling such Certificated Security and causing, or directing the Securities Custodian to cause, the aggregate principal amount of the applicable Global Security to be increased accordingly and, if no such Global Security is then outstanding, the Company shall issue and the Trustee shall authenticate and deliver a new Global Security; provided, however, that the Certificated Securities presented or surrendered for registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer in accordance with the eleventh paragraph of Section 3.5 of the Indenture.

(e) Transfers to the Company. Nothing in this Second Supplemental Indenture or in the Securities shall prohibit the sale or other transfer of any Securities (including beneficial interests in Global Securities) to the Company or any of its Subsidiaries. Any Securities purchased by the Company shall thereupon be canceled in accordance with Section 3.10 of the Indenture.

(f) The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Security (including any transfers between or among Depositary participants or beneficial owners of interests in any Global Security) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

Section 1.03. Amount. The Trustee shall authenticate and deliver New Securities for original issue in an aggregate principal amount of US$400,000,000 upon a Company Order for the authentication and delivery of such Securities, without any further action by the Company. The aggregate principal amount of New Securities that may be authenticated and delivered under the Indenture may not exceed the amount set forth in the foregoing sentence, except for Securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Securities pursuant to Section 1.02 of this Second Supplemental Indenture or Sections 2.3, 3.4, 3.5, 3.6, 9.6 or 11.7 of the Indenture.

Section 1.04. Regular Interest. The principal of the Securities shall bear interest at the rate of 5.875% per annum from December 22, 2025 or from the most recent Interest Payment Date to which interest has been paid or duly provided for, payable semiannually in arrears on February 1 and August 1 of each year, commencing August 1, 2026, to the Persons in whose names the Securities are registered at the close of business on the January 15 or July 15 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Interest on the Securities will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Section 1.05. Denominations. The Securities shall be in fully registered form without coupons in denominations of US$2,000 of principal amount or any integral multiple of US$1,000 in excess thereof.

Section 1.06. Place of Payment. The Place of Payment for the Securities and the place or places where the Securities may be surrendered for registration of transfer, exchange or redemption and where notices may be given to the Company in respect of the Securities is at the Corporate Trust Office of the Trustee and at the agency of the Trustee maintained for that purpose at the office of the Trustee; provided, however, that payment of interest may be made at the option of the Company by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register (as defined in the Indenture).

Section 1.07. Sinking Fund. There shall be no sinking fund for the retirement of the Securities.

Section 1.08. Redemption. The Company, at its option, may redeem the Securities in accordance with the provisions and at the Redemption Price set forth under the captions “Optional Redemption” and “Notice of Redemption” in the Securities and in accordance with the provisions of the Indenture, including, without limitation, Article Eleven. The Trustee shall not be responsible for the determination of any Redemption Price.

Section 1.09. Stated Maturity. The date on which the principal of the Securities is due and payable, unless accelerated, redeemed or required to be repurchased pursuant to the Indenture, shall be February 1, 2034.

Section 1.10. Discharge of Liability on the Securities. The Securities may be discharged by the Company in accordance with the provisions of Article Four of the Indenture.

Section 1.11. Other Terms of the Securities. Without limiting the foregoing provisions of this Article 1, the terms of the Securities shall be as set forth in the form of the Securities set forth in Annex A hereto and as provided in the Indenture.

ARTICLE 2

AMENDMENTS TO THE INDENTURE

Section 2.01. Amendments Applicable Only to Securities. The amendments contained herein shall apply to the Securities only and not to any other series of Security issued under the Indenture, and any covenants provided herein are expressly being included solely for the benefit of the Securities and not for the benefit of any other series of Security issued under the Indenture. These amendments shall be effective for so long as there remain any Securities Outstanding.

Section 2.02. Definitions. Section 1.1 of the Indenture is hereby amended, subject to Section 2.01 hereof and with respect to the Securities only, by inserting or restating, as the case may be, in their appropriate alphabetical position, the following definitions:

“Additional Securities” has the meaning specified in Section 1.01(d) of the Second Supplemental Indenture.

“Agent Members” has the meaning specified in Section 1.01(a) of the Second Supplemental Indenture.

“Applicable Procedures” means, with respect to any transfer or exchange of beneficial ownership interests in a Global Security, the rules and procedures that are applicable to such transfer or exchange of the Depositary and its direct or indirect participants, including, if applicable, Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, which may change from time to time.

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York, Calgary, Alberta or another place of payment are authorized or required by law to close.

“Capital Stock” or “capital stock” of any Person means any and all shares, interests, partnership interests, participations, rights or other equivalents (however designated) of equity interests (however designated) issued by that Person.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger, amalgamation, arrangement or consolidation), in one or more series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to any Person, other than to the Company or one of its Subsidiaries;

(2) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any person (other than a subsidiary of the Company) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the U.S. Exchange Act), directly or indirectly, of more than 50% of the Company’s outstanding Voting Shares or other Voting Shares into which the Company’s Voting Shares are reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares;

(3) the Company consolidates with, or merges or amalgamates with or into, or enters into an arrangement with, any person, or any person consolidates with, or merges or amalgamates with or into, the Company, in any such event pursuant to a transaction in which any of the Company’s outstanding Voting Shares or the Voting Shares of such other person are converted into or exchanged for cash, securities or other property, other than any such transaction where the Company’s Voting Shares outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Shares of the surviving person or any direct or indirect parent company of the surviving person immediately after giving effect to such transaction; or

(4) the adoption of a plan relating to the liquidation or dissolution of the Company.

Notwithstanding the foregoing, (a) a transaction will not be deemed to involve a Change of Control under clause (2) above if (i) the Company becomes a direct or indirect wholly-owned Subsidiary of a holding company and (ii) (A) the direct or indirect holders of the Voting Shares of such holding company immediately following that transaction are substantially the same as the Holders of the Company’s Voting Shares immediately prior to that transaction or (B) immediately following that transaction no Person (other than a holding company satisfying the requirements of this sentence) is the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Shares of such holding company; and (b) a Change of Control shall not include a merger, amalgamation or consolidation of the Company with, or the sale, lease, transfer, conveyance or other disposition of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole to, an affiliate of the Company that is incorporated or organized solely for the purpose of reincorporating or reorganizing the Company in another jurisdiction, which is not otherwise prohibited by the terms of the Indenture. The term “person,” as used in this definition, has the meaning given thereto in Section 13(d)(3) of the U.S. Exchange Act.

“Change of Control Offer” has the meaning specified in Section 2.08 of the Second Supplemental Indenture.

“Change of Control Payment” has the meaning specified in Section 2.08 of the Second Supplemental Indenture.

“Change of Control Payment Date” has the meaning specified in Section 2.08 of the Second Supplemental Indenture.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and so long as the Securities are rated, a related Ratings Decline.

“Company” or “Corporation” means TransAlta Corporation, a company organized under the laws of Canada.

“Corporate Trust Office” means the principal office of the Trustee in New York, New York, at which at any particular time its corporate trust business shall be principally administered, which office at the date hereof is located at 240 Greenwich Street, 7th Floor, New York, New York, 10286.

“Depositary” has the meaning specified in Section 1.01(a) of the Second Supplemental Indenture.

“DTC” has the meaning specified in Section 1.01(a) of the Second Supplemental Indenture.

“Electronic Means” means the following communications methods: e-mail, secure electronic transmission containing applicable authorization codes, passwords and/or authentication keys issued by the Trustee, or another method or system specified by the Trustee as available for use in connection with its services hereunder.

“Equity Offering” means any public or private sale of capital stock of the Company made on a primary basis by the Company (other than (x) capital stock that is mandatorily redeemable or otherwise required to be repurchased at the option of the Holder thereof on or prior to the date that is 91 days after the date on which the Securities mature and (y) any sale to a subsidiary of the Company).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute.

“Global Security” means a permanent Global Security that is in substantially the form attached hereto as Annex A and that includes the information and schedule called for by footnotes 1, 2 and 3 thereof and which is deposited with the Depositary or the Securities Custodian and registered in the name of the Depositary or its nominee.

“Holder” means, in the case of Securities, the Person in whose name a Security is registered in the Security Register and, for the purposes of Section 10.5 hereof, shall include a beneficial owner of a Security.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or, in each case, if such Rating Agency ceases to make a rating of the Securities publicly available, the equivalent investment grade credit rating by the replacement agency selected by the Company in accordance with the procedures described below.

“Issue Date” of any Securities means the date on which such Securities were originally issued or deemed issued as set forth on the face of such Securities.

“Make Whole Premium” means, with respect to a Security as of any redemption date for such Security whose redemption price may be determined by reference to the Make Whole Premium, the excess, if any, of (1) the present value as of the applicable redemption date of (a) the redemption price of such Security at February 1, 2029 (such redemption price being set forth in the table appearing in Section 2.08(iv) hereof) plus (b) any required interest payments due on such Security through February 1, 2029 (except for accrued and unpaid interest to, but not including, the applicable redemption date), computed using a discount rate equal to the Treasury Rate plus 50 basis points, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months), over (2) the then-outstanding principal amount of such Security.

“New Securities” has the meaning specified in the recitals to the Second Supplemental Indenture.

“Rating Agencies” means, with respect to the Securities, (1) each of Moody’s Investors Service, Inc. and S&P Global Ratings, and the successors of either and (2) if either of the aforementioned ceases to rate the Securities or fails to make a rating of the Securities publicly available, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) under the Exchange Act, selected by the Company (as certified by a resolution of the Company’s Board of Directors) as a replacement agency for each of the aforementioned, or each of them, as the case may be.

“Ratings Decline” means, with respect to the Securities, the occurrence of a decrease in the rating of such Securities by one or more gradations (including gradations within the rating categories, as well as between categories) by each of the Rating Agencies, within 60 days of the earliest of (a) a Change of Control, (b) the date of public notice of the occurrence of a Change of Control or (c) public notice of the intention of the Company to effect a Change of Control (which 60 day period shall be extended so long as the rating of the Securities is under publicly announced consideration for possible downgrade by a Rating Agency); provided, however, that notwithstanding the foregoing, a Ratings Decline shall be deemed not to have occurred if any of the Rating Agencies rates the Securities with an Investment Grade Rating that is not subject to review for possible downgrade on such 60th day. The Trustee shall not be charged with knowledge of, or be responsible for the monitoring of, the ratings of the Securities.

“Redemption Date” means any date fixed for redemption of Securities by or pursuant to the Indenture.

“Second Supplemental Indenture” means the Second Supplemental Indenture, dated December 22, 2025, providing for the issue of US$400,000,000 aggregate principal amount of 5.875% Senior Notes due 2034 under the Indenture and establishing the terms, provisions and conditions thereof.

“Securities” has the meaning specified in the recitals to the Second Supplemental Indenture.

“Securities Custodian” means the Trustee, as custodian with respect to the Securities in global form, or any successor thereto.

“Treasury Rate” means, with respect to any redemption date for any Security whose redemption price may be determined by reference to the Make Whole Premium, the yield to maturity as of the redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Selected Interest Rates (Daily)—H.15 that has become publicly available at least two Business Days prior to such date (or, if such statistical release is no longer published, any publicly available source of similar market data selected by the Company)) most nearly equal to the period from such date to February 1, 2029; provided, that if such period is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Company shall obtain the Treasury Rate by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to February 1, 2029 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used. Calculation of the Make Whole Premium and the Treasury Rate will be made by the Company or on behalf of the Company by such Person as the Company shall designate. The Company will (1) calculate the Treasury Rate and the Make Whole Premium no later than the first (and no earlier than the fourth) Business Day preceding the applicable redemption date (or, in the case of any redemption in connection with a defeasance of the Securities or a satisfaction and discharge of the Indenture, on the Business Day preceding such event), and (2) prior to such redemption date (or such event, as applicable), file with the Trustee a statement setting forth the Treasury Rate and the Make Whole Premium and showing the calculation of each in reasonable detail.

“Voting Shares” means, with respect to any specified Person as of any date, the shares of such Person that are at the time entitled to vote generally in the election of the board of directors (or similar governing body) of such Person.

Section 2.03. Amendment to First Paragraph of the Indenture. The first paragraph of the Indenture is hereby amended, by deleting reference the principal address of the Company as “110-12th Avenue S.W., Calgary, Alberta T2P 2M1” and replacing it as follows: “Suite 1400, 1100 1st Street S.E., Calgary, Alberta T2G 1B1”.

Section 2.04. Amendment to Section 1.13 of the Indenture. Section 1.13 of the Indenture is hereby amended, subject to Section 2.01 hereof and with respect to the Securities only, by deleting Section 1.13 and replacing it entirely as follows:

Section 1.13 AGENT FOR SERVICE SUBMISSION TO JURISDICTION; WAIVER OF IMMUNITIES.

By the execution and delivery of this Second Supplemental Indenture, the Company (i) acknowledges that it has irrevocably designated and appointed TransAlta Centralia Generation LLC, 913 Big Hanaford Road, Centralia, Washington, 98531 as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the Securities or this Second Supplemental Indenture that may be instituted in any federal or state court in the City of New York or brought under federal or state securities laws or brought by the Trustee (whether in its individual capacity or in its capacity as Trustee hereunder), (ii) submits to the non-exclusive jurisdiction of any such court in any such suit or proceeding, and (iii) agrees that service of process on TransAlta Centralia Generation LLC, in any manner permitted by applicable law, and written notice of said service to the Company (mailed or delivered to the Company, attention: Executive Vice-President and General Counsel, at its principal office specified in the first paragraph of the Indenture and in the manner specified in Section 1.5 of the Indenture), shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of TransAlta Centralia Generation LLC in full force and effect so long as any of the Securities shall be Outstanding.

To the extent that the Company has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, the Company hereby irrevocably waives such immunity in respect of its obligations under this Second Supplemental Indenture, the Indenture and the Securities, to the extent permitted by law.

The Company hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Second Supplemental Indenture or the Securities in any federal or state court in the City of New York, State of New York. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

Section 2.05. Amendments to Section 5.1 of the Indenture. Section 5.1(3) of the Indenture is hereby amended, subject to Section 2.01 hereof and with respect to the Securities only, by deleting it in its entirety and replacing it with the following:

(3) if the Company breaches or violates any covenant or condition herein contained (other than in relation to clauses (1) and (2) of Section 5.1) which, after notice in writing has been given by the Trustee or Holders of at least 25% in principal amount of all outstanding Securities of any series affected thereby to the Company specifying such breach or violation and requiring the Company to put an end to the same, the Company fails to make good such breach or violation within a period of 60 days;

Section 2.06. Amendment to Section 10.5 of the Indenture. Section 10.5 of the Indenture is hereby amended, subject to Section 2.01 hereof and with respect to the Securities only, by:

(a)	deleting Section 10.5(3) in its entirety and replacing it with the following:

(3) for or on account of any Taxes which would not have been so imposed but for: (i) the presentation by the Holder of such Securities or Coupon for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later; or (ii) the Holder’s failure to comply with any certification, identification, information, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from or a reduction in the rate of deduction or withholding of any such taxes, assessment or charge (provided that the Company advises the Trustee and the Holders of such Securities or Coupon then outstanding of any change in such requirements);

(b)	deleting Section 10.5(7) in its entirety and adding the following provisions thereto:

(7) to any Person in respect of whom such Taxes are required to be withheld or deducted as a result of such Person being a “specified non-resident shareholder” of the Company (within the meaning of subsection 18(5) of the Income Tax Act (Canada)) at the time of the payment or such Person not dealing at arm’s length for the purposes of the Income Tax Act (Canada) with a “specified shareholder” (within the meaning of subsection 18(5) of the Income Tax Act (Canada)) of the Company at the time of payment;

(8) to any Person in respect of whom such Taxes are required to be withheld or deducted as a result of the Company being a “specified entity” (as defined in subsection 18.4(1) of the Income Tax Act (Canada)) in respect of such Person;

(9) any withholding or deduction imposed pursuant to or in connection with (i) Sections 1471 to 1474 of the Internal Revenue Code of 1986, as amended, or any successor version thereof, or any similar legislation imposed by any other governmental authority, (ii) any agreements (including intergovernmental agreements) with respect thereto, or (iii) any treaty, law, regulation, or official interpretation enacted by Canada or any other governmental authority implementing any of the foregoing; or

(10) for any combination of items (1), (2), (3), (4), (5), (6), (7), (8) and (9); nor will Additional Amounts be paid with respect to any payment on a Security to a Holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of Canada (or any political subdivision thereof) to be included in the income for Canadian federal income tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to payment of the Additional Amounts had such beneficiary, settlor, member or beneficial owner been the Holder of such Security.

Section 2.07. Amendments to Section 10.12 of the Indenture. Section 10.12 of the Indenture is hereby amended, subject to Section 2.01 hereof and with respect to the Securities only, by deleting it in its entirety and replacing it with the following:

Section 10.12 Negative Covenant.

So long as any Securities remain Outstanding the Company and its Subsidiaries will not create, assume or otherwise have Outstanding any Security Interest, except for Permitted Encumbrances, on or over its or their respective assets (present or future) in respect of any Indebtedness of any person unless, in the Opinion of Counsel to the Company, the obligations of the Company in respect of all Securities then Outstanding shall be secured equally and ratably therewith (either by the same instrument or by other instrument).

Section 2.08. Amendments to Article Eleven of the Indenture. Article Eleven of the Indenture is hereby amended, subject to Section 2.01 hereof and with respect to the Securities only, by:

(i) amending Section 11.3 by adding the following to the end of the first paragraph thereof:

“; provided further, as long as the Securities are held in the form of a Global Security, the Securities to be redeemed shall be selected in accordance with the Applicable Procedures of the Depositary.”;

(ii) amending Section 11.4 by:

(a) replacing the first paragraph thereof in its entirety as follows:

“Except as otherwise specified as contemplated by Section 3.1, notice of redemption shall be given in the manner provided for in Section 1.6 not less than 10 nor more than 60 days prior to the Redemption Date, to each Holder of Securities to be redeemed. Failure to give notice in the manner provided in Section 1.6 to the Holder of any Securities designated for redemption as a whole or in part, or any defect in the notice to any such Holder, shall not affect the validity of the proceedings for the redemption of any other Securities or portion thereof.”; and

(b) adding the following sub-section after 11.4(9):

“(10) if redemption of the Securities is subject to satisfaction of one or more conditions precedent pursuant to Section 11.9, such notice may state that, at the Company’s discretion, the Redemption Date may be delayed on one or more occasions either to a date specified in a subsequent notice to Holders of the Securities or until such time (which date or time may be more than 60 days after the date the notice of redemption was mailed or otherwise sent) as any or all such conditions shall be satisfied or waived, and that such redemption will not occur and such notice will be rescinded if any or all such conditions shall not have been satisfied as and when required (as determined by the Company in its sole discretion taking into account any election by the Company to delay such Redemption Date), unless the Company has waived any such conditions that are not satisfied, or at any time if in the good faith judgment of the Company any or all of such conditions will not be satisfied. In addition, such notice will state that no representation is made as to the correctness or accuracy of the CUSIP, ISIN or similar number, if any, listed in such notice or printed on the Securities.”

(iii) amending Section 11.8 by adding the following to the end of the first paragraph thereof:

“Prior to the Company or Trustee providing notice of redemption of the Securities pursuant to this Section 11.8, the Company will deliver to the Trustee (a) an Opinion of Counsel to the effect that there has been such change or amendment which would entitle the Company to redeem the Securities hereunder and (b) an Officers’ Certificate stating that the Company cannot avoid its obligation to pay Additional Amounts by taking reasonable measures available to it and all other conditions for such redemption have been met.”; and

(iv) adding the following sections thereto:

Section 11.9 Optional Redemption

(a) At any time prior to February 1, 2029, the Company may, on any one or more occasions, redeem up to 40% of the aggregate principal amount of Securities issued under this Indenture (including any Additional Securities), upon notice as provided in this Indenture, at a redemption price equal to 105.875% of the principal amount of the Securities redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption (subject to the rights of Holders on the relevant record date to receive interest due on an Interest Payment Date that is on or prior to the date of redemption), with an amount of cash not greater than the net cash proceeds of one or more Equity Offerings, provided, that for purposes of calculating the principal amount of Securities (including Additional Securities) able to be redeemed with such cash proceeds of such Equity Offering or Equity Offerings, such amount shall include only the principal amount of the Securities (including Additional Securities) to be redeemed plus the premium on such Securities (including Additional Securities) to be redeemed, provided further that:

(1) at least 60% of the aggregate principal amount of Securities issued under this Indenture (including any Additional Securities but excluding Securities held by the Company and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption (excluding Securities held by the Company and its Subsidiaries); and

(2) the redemption occurs within 180 days of the date of the closing of such Equity Offering.

(b) At any time prior to February 1, 2029, the Company may, at its option on one or more occasions, redeem all or a part of the Securities, upon notice as provided in this Indenture, at a redemption price equal to the sum of:

(1) 100% of the principal amount of the Securities redeemed, and

(2) the Make Whole Premium as of the applicable redemption date,

plus accrued and unpaid interest, if any, to, but excluding, the applicable redemption date, subject to the rights of Holders on the relevant record date to receive interest due on an Interest Payment Date that is on or prior to the date of redemption.

(c) Except pursuant to 11.9(a) or (b) hereof, the Securities will not be redeemable at the Company’s option prior to February 1, 2029.

(d) On or after February 1, 2029, the Company may, at its option on one or more occasions redeem all or a part of the Securities, upon notice as provided in this Indenture, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, on the Securities redeemed to, but excluding, the applicable date of redemption, if redeemed during the twelve-month period beginning on February 1 of the years indicated below, subject to the rights of Holders of Securities on the relevant record date to receive interest on an Interest Payment Date that is on or prior to the date of redemption:

Year	Percentage
2029	102.9375%
2030	101.46875%
2031 and thereafter	100%

(e) Notice of any optional redemption pursuant to this Section 11.9 may, at the Company’s discretion, be subject to one or more conditions precedent, including, but not limited to, (i) the completion of one or more Equity Offerings or other securities offerings or other financings or the completion of any transaction (or series of related transactions) that constitute a Change of Control; and (ii) any other instructions, as determined by the Company, that a Holder of Securities must follow.

(f) Any redemption pursuant to this Section 11.9 shall be made pursuant to the provisions of Sections 11.1 through 11.7 in the Indenture.

Section 11.10 Change of Control Triggering Event.

If a Change of Control Triggering Event occurs, unless the Company has previously or concurrently exercised its right to redeem all of the then Outstanding Securities pursuant to Section 1.08 of the Second Supplemental Indenture, each Holder of Securities will have the right, except as provided below, to require the Company to repurchase all or a portion of such Holder’s Securities pursuant to the offer described below (the “Change of Control Offer”). In the Change of Control Offer, the Company will offer a payment (the “Change of Control Payment”) at a purchase price in cash equal to 101% of the principal amount of the Securities to be repurchased, plus accrued and unpaid interest, if any, thereon to, but not including, the date of repurchase, subject to the rights of the Holder on the relevant record date to receive interest due on the relevant Interest Payment Date.

Within 30 days following the date upon which the Change of Control Triggering Event occurred, or at the Company’s option, prior to any Change of Control but after the public announcement of the pending Change of Control, the Company will be required to send, by first class mail or otherwise deliver (including by electronic delivery) in accordance with the procedures of the Depositary, a notice to each Holder of Securities, with a copy to the Trustee (as hereinafter defined), which notice will govern the terms of the Change of Control Offer. Such notice will state, among other things, the purchase date, which must be no earlier than 10 days nor later than 60 days from the date such notice is mailed or otherwise deliver (including by electronic delivery), other than as may be required by law (the “Change of Control Payment Date”). The notice, if mailed or otherwise transmitted (including by electronic delivery) prior to the date of consummation of the Change of Control, will state that the Change of Control Offer is conditional on the Change of Control being consummated on or prior to the Change of Control Payment Date. Each Holder of Securities electing to have Securities purchased pursuant to a Change of Control Offer will be required to surrender their Securities, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Security completed, to the paying agent at the address specified in the notice, or transfer their Securities to the paying agent by book-entry transfer pursuant to the Applicable Procedures of the paying agent, prior to the close of business on the third business day prior to the Change of Control Payment Date.

The Company will not be required to make a Change of Control Offer if (a) a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for such an offer made by the Company and such third party purchases all Securities properly tendered and not withdrawn under its offer; (b) a notice of redemption has been given, unless and until there is a default in payment of the applicable redemption price or (c) in connection with or in contemplation of any Change of Control, the Company or a third party has made an offer to purchase (an “Alternate Offer”) any and all Securities validly tendered at a cash price equal to or higher than the Change of Control Payment and has purchased all Securities properly tendered in accordance with the terms of such Alternate Offer. Notwithstanding anything to the contrary contained herein, a Change of Control Offer, tender offer or Alternate Offer by the Company or a third party may be made in advance of a Change of Control Triggering Event or Change of Control, conditioned upon the occurrence of such Change of Control Triggering Event or a Change of Control, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer, tender offer or Alternate Offer is made.

In connection with any Change of Control Offer, tender offer or Alternate Offer by the Company or any third party to purchase all of the Securities, if Holders of not less than 90.0% of the aggregate principal amount of the then outstanding Securities validly tender and do not validly withdraw such Securities in connection with such Change of Control Offer, tender offer or Alternate Offer and the Company or such third party purchases all of the Securities validly tendered and not validly withdrawn by such Holders, all of the Holders of the Securities will be deemed to have consented to such Change of Control Offer, tender offer or Alternate Offer and accordingly, the Company or such third party (as applicable) will have the right upon not less than 10 days’ nor more than 60 days’ prior written notice, given not more than 60 days following such purchase date pursuant to the Change of Control Offer, tender offer or Alternate Offer, to purchase all Securities that remain outstanding following such purchase at a purchase price equal to the highest price offered to each other Holder in such Change of Control Offer, tender offer or Alternate Offer, plus, to the extent not included in the Change of Control Offer, tender offer or Alternate Offer, accrued and unpaid interest to, but excluding, the applicable purchase date (subject to the right of the Holders of record on the relevant record date to receive interest due on an Interest Payment Date that is on or prior to the applicable purchase date).

To the extent that the provisions of any applicable securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such compliance.

Any redemption pursuant to this 11.10 shall be made pursuant to the provisions of Sections 11.1 through 11.7 in the Indenture.

ARTICLE 3

MISCELLANEOUS PROVISIONS

Section 3.01. Integral Part. This Second Supplemental Indenture constitutes an integral part of the Indenture with respect to the Securities only.

Section 3.02. Interpretation. For all purposes of this Second Supplemental Indenture:

(a) capitalized terms used herein without definition shall have the meanings specified in the Indenture;

(b) the terms “herein”, “hereof”, “hereunder” and other words of similar import refer to this Second Supplemental Indenture; and

(c) Article and Section headings are for convenience only and do not affect interpretation.

Section 3.03. Adoption, Ratification and Confirmation. The Indenture, as supplemented and amended by this Second Supplemental Indenture, is in all respects hereby adopted, ratified and confirmed, and this Second Supplemental Indenture shall be deemed part of the Indenture in the manner and to the extent herein and therein provided. The provisions of this Second Supplemental Indenture shall, subject to the terms hereof, supersede the provisions of the Indenture to the extent the Indenture is inconsistent herewith.

Section 3.04. Counterparts. This Second Supplemental Indenture may be manually or electronically executed in any number of counterparts (including by electronic transmission (including .pdf file, .jpeg file, Adobe Sign, or DocuSign)), each of which so executed shall be deemed to be an original, but all of such counterparts shall together constitute but one and the same Indenture. Delivery of an executed counterpart signature page of this Second Supplemental Indenture by any such electronic transmission shall be effective as delivery of a manually executed counterpart of this Second Supplemental Indenture and shall have the same legal validity and enforceability as a manually executed signature to the fullest extent permitted by applicable law.

Section 3.05. Governing Law. THIS SECOND SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICTS OF LAW RULES OF SAID STATE.

Section 3.06. Conflict of Any Provision of Indenture with Trust Indenture Act of 1939. If and to the extent that any provision of this Second Supplemental Indenture limits, qualifies or conflicts with a provision required under the terms of the Trust Indenture Act of 1939, as amended, such Trust Indenture Act provision shall control.

Section 3.07. Severability of Provisions. In case any provision in this Second Supplemental Indenture or in the Securities shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 3.08. Successors and Assigns. All covenants and agreements in this Second Supplemental Indenture by the parties hereto shall bind their respective successors and assigns and inure to the benefit of their respective successors and assigns, whether so expressed or not.

Section 3.09. Benefit of Second Supplemental Indenture. Nothing in this Second Supplemental Indenture, express or implied, shall give to any Person, other than the parties hereto, any Security Registrar, any Paying Agent, and their successors hereunder, and the Holders of the Securities, any benefit or any legal or equitable right, remedy or claim under this Second Supplemental Indenture.

Section 3.10. Acceptance by Trustee. The Trustee accepts the amendments to the Indenture effected by this Second Supplemental Indenture and agrees to execute the trusts created by the Indenture as hereby amended, but only upon the terms and conditions set forth in this Second Supplemental Indenture and the Indenture. Without limiting the generality of the foregoing, the Trustee assumes no responsibility for the correctness of the recitals contained herein, which shall be taken as the statements of the Company, and the Trustee shall not be responsible or accountable in any way whatsoever for or with respect to the validity or execution or sufficiency of this Second Supplemental Indenture and the Trustee makes no representation with respect thereto. In no event shall the Trustee be responsible or liable for special, indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action. In acting hereunder, the Trustee shall have the rights, protections and immunities granted to it under the Indenture.

Section 3.11. Waiver of Jury Trial. EACH OF THE COMPANY AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS SECOND SUPPLEMENTAL INDENTURE, THE SECURITIES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 3.12. Force Majeure. In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, epidemics or pandemics, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, the availability of the Federal Reserve Bank wire, communications or computer (software and hardware) services; it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

Section 3.13. Electronic Communications. The Trustee shall have the right to accept and act upon instructions, including funds transfer instructions (for the purposes of this Section, “Instructions”) given pursuant to this Indenture and delivered using Electronic Means; provided, however, that the Company shall provide to the Trustee an incumbency certificate listing Authorized Officers and containing specimen signatures of such Authorized Officers, which incumbency certificate shall be amended by the Company whenever a person is to be added or deleted from the listing. If the Company elects to give the Trustee Instructions using Electronic Means and the Trustee in its discretion elects to act upon such Instructions, the Trustee’s understanding of such Instructions shall be deemed controlling. The Company understands and agrees that the Trustee cannot determine the identity of the actual sender of such Instructions and that the Trustee shall conclusively presume that directions that purport to have been sent by an Authorized Officer listed on the incumbency certificate provided to the Trustee have been sent by such Authorized Officer. The Company shall be responsible for ensuring that only Authorized Officers transmit such Instructions to the Trustee and that the Grantor, the Beneficiary and all Authorized Officers are solely responsible to safeguard the use and confidentiality of applicable user and authorization codes, passwords and/or authentication keys upon receipt by the Company. The Trustee shall not be liable for any losses, costs or expenses arising directly or indirectly from the Trustee’s reliance upon and compliance with such Instructions notwithstanding such directions conflict or are inconsistent with a subsequent written instruction. The Company agrees: (i) to assume all risks arising out of the use of Electronic Means to submit Instructions to the Trustee, including without limitation the risk of the Trustee acting on unauthorized Instructions, and the risk of interception and misuse by third parties; (ii) that it is fully informed of the protections and risks associated with the various methods of transmitting Instructions to the Trustee and that there may be more secure methods of transmitting Instructions than the method(s) selected by the Company; (iii) that the security procedures (if any) to be followed in connection with its transmission of Instructions provide to it a commercially reasonable degree of protection in light of its particular needs and circumstances; and (iv) to notify the Trustee immediately upon learning of any compromise or unauthorized use of the security procedures.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed as of the day and year first written above.

TRANSALTA CORPORATION

By:	(signed) “Joel E. Hunter”
Name: Joel E. Hunter Title: Executive Vice President and Chief Financial Officer

By:	(signed) “Nancy Johnson”
Name: Nancy Johnson Title: Vice President, Finance and Treasurer

THE BANK OF NEW YORK MELLON, as Trustee

By:	(signed) “Melissa Matthews”
Name: Melissa Matthews Title: Vice President

[Signature Page to Second Supplemental Indenture]

ANNEX A

GLOBAL SECURITY

[FORM OF FACE OF SECURITY]

[THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY IS EXCHANGEABLE FOR SECURITIES REGISTERED IN THE NAME OF A PERSON OTHER THAN THE DEPOSITARY OR ITS NOMINEE ONLY IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE AND, UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR SECURITIES IN DEFINITIVE FORM, THIS SECURITY MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK COMPANY (“DTC”), TO THE COMPANY (AS DEFINED BELOW) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.]1

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE DISTRIBUTION DATE.

[1]	These paragraphs should be included only if the Security is a Global Security.

[FORM OF FACE OF SECURITY]

TRANSALTA CORPORATION

5.875% Senior Notes due 2034

Issue Date:	Principal Amount: US$__________

CUSIP:89346D AL1

Registered: No. __	ISIN:US89346DAL10

TransAlta Corporation, a corporation formed under the laws of Canada, for value received, promises to pay to [Cede & Co.], or its registered assigns, the principal sum of [___] dollars ($[___]) [(as revised by the attached Schedule of Exchanges of Interests in the Global Security)]2 on February 1, 2034 and to pay interest thereon, as provided in the Indenture referred to below, until the principal and all accrued and unpaid interest are paid or duly provided for.

Interest Payment Dates:	February 1 and August 1 of each year, commencing on August 1, 2026.
Regular Record Dates:	January 15 and July 15.

Additional provisions of this Security are set forth on the other side of this Security.

[The Remainder of This Page Intentionally Left Blank; Signature Page Follows]

[2]	Insert bracketed language for Global Securities only.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed under its corporate seal.

Dated: ________________________

TRANSALTA CORPORATION

By:
Name: Title:

Corporate Secretary

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

THE BANK OF NEW YORK MELLON, as Trustee

Authorized Signatory

Date of Authentication: ________________________

[FORM OF REVERSE SIDE OF SECURITY]

TRANSALTA CORPORATION

5.875% SENIOR NOTES DUE 2034

Capitalized terms used herein have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

TransAlta Corporation, a corporation duly organized and existing under the laws of Canada (herein called the “Company,” which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to Cede & Co., or registered assigns, the principal sum of US$400,000,000 (FOUR HUNDRED MILLION United States dollars) on February 1, 2034, at the office or agency of the Company referred to below, and to pay interest thereon from December 22, 2025 semi-annually thereafter on February 1 and August 1 in each year (each, an “Interest Payment Date”), commencing August 1, 2026, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, at the rate of 5.875% per annum, until the principal hereof is paid or duly provided for, and (to the extent lawful) to pay on demand interest on any overdue interest at the rate borne by the Securities from the date on which such overdue interest becomes payable to the date payment of such interest has been made or duly provided for. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be January 15 or July 15 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for shall forthwith cease to be payable to the Holder on such Regular Record Date, and such defaulted interest, and (to the extent lawful) interest on such defaulted interest at the rate borne by the Securities, may be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities not more than 15 days and not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture. Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

This Security is one of a duly authorized issue of securities of the Company designated as its “5.875% Senior Notes due 2034” (herein called the “Securities”), which may be issued under an indenture dated as of June 25, 2002 among the Company and The Bank of New York Mellon, as trustee (herein called the “Trustee,” which term includes any successor trustee under the Indenture), as supplemented by the Second Supplemental Indenture thereto dated as of December 22, 2025 (as so supplemented, herein called the “Indenture”) to which Indenture reference is hereby made for a statement of the respective rights, limitations of rights, duties, obligations and immunities thereunder of the Company, the Trustee and the Holders of the Securities, and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is a global Security representing US$400,000,000 aggregate principal amount of the Securities.

Payment of the principal of (and premium, if any, on) and interest on this Security will be made at the office or agency of the Company maintained for that purpose in New York, New York or at such other office or agency which the Company may cause to be maintained for such purpose, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that payment of the principal (and premium, if any) and interest may be made at the option of the Company (i) by check mailed to the address of the Person entitled thereto as such address shall appear on the Security Register or (ii) by wire transfer to an account maintained by the payee located in the United States; provided, that principal paid in relation to any Security, redeemed at the option of the Company or upon Maturity, shall be paid to the Holder of such Security only upon presentation and surrender of such Security to such office of agency referred to above.

The Securities are unsecured obligations of the Company and will rank equally with all of the Company’s other unsecured and unsubordinated Indebtedness. The Indenture does not limit other indebtedness of the Company, secured or unsecured.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

Interest

If the principal amount hereof or any portion of such principal amount is not paid when due (whether upon acceleration pursuant to Section 5.2 of the Indenture, upon the date set for payment of the Redemption Price as described under “Optional Redemption” or upon the Stated Maturity of this Security) or if interest due hereon, if any (or any portion of such interest), is not paid when due, then in each such case the overdue amount shall, to the extent permitted by law, bear interest at the rate of 5.875% per annum, compounded semiannually, which interest shall accrue from the date such overdue amount was originally due to the date payment of such amount, including interest thereon, has been made or duly provided for. All such interest shall be payable as set forth in the Indenture.

Method of Payment

Payments in respect of principal of and interest, if any, on the Securities shall be made by the Company in immediately available funds.

Paying Agent and Security Registrar

Initially, the Trustee will act as Paying Agent and Security Registrar. The Company may appoint and change any Paying Agent, Security Registrar or co-registrar without notice, other than notice to the Trustee, except that the Company will maintain at least one Paying Agent in the State of New York, City of New York, Borough of Manhattan, which shall initially be an office or agency of the Trustee. The Company or any of its Subsidiaries or any of their Affiliates may act as Paying Agent, Security Registrar or co-registrar.

No Sinking Fund

No sinking fund is provided for the Securities.

Optional Redemption

(a) At any time prior to February 1, 2029, the Company may, on any one or more occasions, redeem up to 40% of the aggregate principal amount of Securities issued under the Indenture (including any Additional Securities), upon notice as provided in the Indenture, at a redemption price equal to 105.875% of the principal amount of the Securities redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption (subject to the rights of Holders on the relevant record date to receive interest due on an Interest Payment Date that is on or prior to the date of redemption), with an amount of cash not greater than the net cash proceeds of one or more Equity Offerings, provided, that for purposes of calculating the principal amount of Securities (including Additional Securities) able to be redeemed with such cash proceeds of such Equity Offering or Equity Offerings, such amount shall include only the principal amount of the Securities (including Additional Securities) to be redeemed plus the premium on such Securities (including Additional Securities) to be redeemed, provided further that:

(1) at least 60% of the aggregate principal amount of Securities issued under the Indenture (including any Additional Securities but excluding Securities held by the Company and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption (excluding Securities held by the Company and its Subsidiaries); and

(2) the redemption occurs within 180 days of the date of the closing of such Equity Offering.

(b) At any time prior to February 1, 2029, the Company may, at its option on one or more occasions, redeem all or a part of the Securities, upon notice as provided in the Indenture, at a redemption price equal to the sum of:

(1) 100% of the principal amount of the Securities redeemed, and

(2) the Make Whole Premium as of the applicable redemption date,

plus accrued and unpaid interest, if any, to, but excluding, the applicable redemption date, subject to the rights of Holders on the relevant record date to receive interest due on an Interest Payment Date that is on or prior to the date of redemption.

(c) Except pursuant to clauses (a) and (b) under the heading “Optional Redemption,” the Securities will not be redeemable at the Company’s option prior to February 1, 2029.

(d) On or after February 1, 2029, the Company may, at its option on one or more occasions redeem all or a part of the Securities, upon notice as provided in the Indenture, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, on the Securities redeemed to, but excluding, the applicable date of redemption, if redeemed during the twelve-month period beginning on February 1 of the years indicated below, subject to the rights of Holders of Securities on the relevant record date to receive interest on an Interest Payment Date that is on or prior to the date of redemption:

Year	Percentage
2029	102.9375%
2030	101.46875%
2031 and thereafter	100%

(e) Notice of any optional redemption may, at the Company’s discretion, be subject to one or more conditions precedent, including, but not limited to, (i) the completion of one or more Equity Offerings or other securities offerings or other financings or the completion of any transaction (or series of related transactions) that constitute a Change of Control; and (ii) any other instructions, as determined by the Company, that a Holder of Securities must follow.

Change of Control Triggering Event

Upon the occurrence of a Change of Control Triggering Event, each Holder will have the right, subject to certain conditions and exceptions specified in the Indenture, to require the Company to repurchase all or any part of such Holder’s Securities at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to, but not including, the date of repurchase, subject to the rights of the Holder on the relevant record date to receive interest due on the relevant Interest Payment Date as provided in and subject to the terms of, the Indenture.

Notice of Redemption

Notice of any redemption will be mailed by first class mail or otherwise delivered (including by electronic delivery) at least 10 days but not more than 60 days before the Redemption Date to each Holder of the Securities to be redeemed at its registered address; provided, however, that if the Trustee is asked to give such notice it shall be notified in writing of such request at least three days prior to the date of the giving of such notice. Once notice of redemption is sent, the Securities called for redemption will become due and payable on the Redemption Date and at the applicable Redemption Price, plus accrued and unpaid interest to, but excluding, the Redemption Date; provided, however, that in connection with any redemption of Securities, any redemption may, at the Company’s discretion, be subject to one or more conditions precedent.

Selection of Securities

If fewer than all of the Securities are to be redeemed, the particular Securities or portions thereof to be redeemed will be selected, not more than 60 days prior to the redemption date, from the outstanding Securities of such series not previously called (a) if such Securities are held as Global Securities, in accordance with the procedures of the Depositary or (b) if such Securities are held in certificated form, on a pro rata basis.

Transfer

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registerable on the Security Register of the Company, upon surrender of this Security for registration of transfer at the office or agency of the Company maintained for such purpose in New York, New York duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities are issuable only in registered form without Coupons in denominations of US$2,000 or integral multiples of US$1,000 in excess thereof. As provided in the Indenture and subject to certain limitations therein set forth, the Securities are exchangeable for a like aggregate principal amount of Securities of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any registration of transfer or exchange of Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to the time of due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustees may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Trustee nor any agent shall be affected by notice to the contrary.

Amendment, Supplement and Waiver

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series to be effected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of each series to be affected. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Securities issued upon the registration of transfer hereof or in exchange hereof or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

Defaults and Remedies

If an Event of Default with respect to Securities of this series shall occur and be continuing, the principal amount through the acceleration date of and accrued and unpaid interest on the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture. If an Event of Default occurs as a result of certain events of bankruptcy, insolvency or reorganization of the Company, the principal amount of and accrued and unpaid interest on the Securities Outstanding shall become due and payable immediately without any declaration or other act on the part of the Trustee or any Holder, all as and to the extent provided in the Indenture.

Authentication

This Security shall not be valid until the Trustee or an authenticating agent manually, electronically or by facsimile signs the certificate of authentication on the other side of this Security.

Indenture to Control; Governing Law

In the case of any conflict between the provisions of this Security and the Indenture, the provisions of the Indenture shall control.

THE INDENTURE AND THE SECURITIES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICTS OF LAW RULES OF SAID STATE.

Abbreviations

Customary abbreviations may be used in the name of the Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common),

CUST (= Custodian) and U/G/M/A (= Uniform Gifts to Minors Act).

SCHEDULE OF EXCHANGES OF SECURITIES3

The following exchanges or redemptions of a part of this Global Security have been made:

Date of Transaction	Amount of Decrease in Principal Amount of this Global Security	Amount of Increase in Principal Amount of the Global Security

[3]	This schedule should be included only if the Security is a Global Security.